UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: March 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MGN Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59317W103

(CUSIP Number)

James Bennett Stanley, 237 Tramway Drive, Suite D, Box 4470, Stateline, NV 89449-4470

(775)588-0315

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59317W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Acceleron Capital Ltd; TIN: 20-2477865

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00 Common Stock of TRYX Ventures Corp which was converted to Common Stock granted by Issuer for services rendered.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,612,412

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,612,412

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) 00

Item 1.	Security and Issuer
Common Stock, par value $0.001. MGN Technologies, Inc. 314 – 837 West Hastings Street Vancouver, British Columbia V6C 3N6

Item 2.	Identity and Background
The name of the person filing this statement is Acceleron Capital Ltd hereinafter sometimes referred to at the “Reporting Person.”
	(a)	Acceleron Capital Ltd is a company organized under the laws of Nevada.
	(b)	Business address is 237 Tramway Drive, Suite D, Box 4470, Stateline, NV 89449-4470
(c)

James B Stanley, President and Secretary, 237 Tramway Drive, Suite D, Box 4470, Stateline, NV  89449-4470; Silver State Management Services, LLC, Manager, 237 Tramway Drive, Suite D, Box 4470, Stateline, NV  89449-4470; Daniel Goldman, Treasurer, 237 Tramway Drive, Suite D, Box 4470, Stateline, NV  89449-4470.

(d-e)

During the last five years Acceleron Capital Ltd, James Stanley, nor Daniel Goldman have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	James Stanley and Daniel Goldman are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,612,412 shares of common stock were acquired through the conversion of 474,984 Shares of Series Common Stock of TRYX Ventures Corp. acquired on October 25, 2005 from the Issuer as consideration for services rendered.

Item 4.	Purpose of Transaction
The reporting person has acquired the 2,612,412 shares of common stock for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities law.
The reporting person has no plan or proposal which would relate to or would result in the following events:
	(a)	The acquisition by any person of additional securities of the issuer
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	2,612,412 shares of common stock; 6.3% of issued and outstanding shares of common stock of the Issuer.
	(b)	Reporting person has 100% sole voting power as to 2,612,412 shares of common shares of common stock.
(c)

The only transaction in securities affected by the reporting person was the conversion of 474,984 shares of Common Stock to 2,612,412 shares common stock on October 25, 2005.  There was no fee with regards to this transaction, which was affected by giving notice to the transfer agent of the Issuer.

	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2006
Date
/s/ James Bennett Stanley
Signature
James Bennett Stanley
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)